Spur Ventures Inc.

Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and include a summary prepared by management reconciling significant differences between Canadian and United States generally accepted accounting principles as they affect these financial statements. The financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit of the annual financial statements, and their report follows.

(Signed) Robert J. Rennie	(Signed) (Michael) Gong Chen

Robert J. Rennie	(Michael) Gong Chen
Chief Executive Officer	Chief Financial Officer
March 17, 2006

Independent Auditors’ Report To the Shareholders of Spur Ventures Inc.	PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

We have audited the consolidated balance sheets of Spur Ventures Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 17, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in note 2 to the financial statements. Our report to the shareholders dated March 17, 2006 is expressed in accordance with Canadian reporting standards which do require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
arch 17, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Spur Ventures Inc.
Consolidated Balance Sheets
As at December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents (note 3)	29,133,624	9,484,991
Short-term investments (note 4)	6,724,459	5,510,500
Accounts receivable	468,443	188,415
Inventory (note 5)	3,036,798	1,125,024
Prepaid expenses	326,764	96,034
Due from YPCC (note 11)	368,806	371,103
	40,058,894	16,776,067
Property, plant and equipment (note 6)	9,996,868	8,438,916
Land use rights - net (note 7)	806,318	482,639
Mineral properties (note 8)	2,981,975	2,417,338
Other assets (note 9)	490,693	-
	54,334,748	28,114,960
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,456,221	1,181,390
Customer deposits	163,182	494,632
Other payable	319,004	273,153
Bank loans (note 12)	3,106,757	3,853,100
	6,045,164	5,802,275
Minority interest	503,203	971,098
Shareholders’ Equity
Capital stock (note 13(b))
Authorized
Unlimited common shares without par value
Unlimited number preferred shares without par value
Issued
58,090,520 common shares (2004 - 39,889,328)	56,513,439	27,550,651
Stock options and warrants (note 13(c) and (d))	3,463,750	2,763,003
Cumulative translation adjustment	(294,890)	(408,187)
Deficit	(11,895,918)	(8,563,880)
	47,786,381	21,341,587
	54,334,748	28,114,960
Nature of operations (note 1)
Commitments (note 19)
Subsequent events (note 20)

Approved by the Board of Directors

(Signed) Robert Atkinson	Director	(Signed) Robert J. Rennie	Director

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc.
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005	2004	2003
	$	$	$
Sales	8,265,374	4,810,302	-
Cost of sales	8,165,421	4,860,560	-
	99,953	(50,258)	-
Expenses
Consulting fees	176,193	355,112	255,243
Depreciation and amortization on administration	129,190	58,027	-
Interest	210,543	191,300	997
Management fees	-	-	27,833
Office and miscellaneous	492,868	236,827	59,812
Printing and mailing	50,404	31,785	13,582
Professional fees	275,806	180,725	123,361
Rent	101,807	49,317	31,009
Repairs and maintenance	52,757	18,134	-
Selling expenses	322,987	134,127	-
Stock-based compensation expenses	764,321	1,257,040	-
Transfer agent and filing fees	29,568	38,991	21,501
Travel, advertising and promotion	290,788	227,910	68,190
Wages and benefits	487,355	164,295	3,235
Writedown of mineral properties	-	-	760,490
Writedown of marketable securities	-	-	6,000
	3,384,587	2,943,590	1,371,253
Operating loss	(3,284,634)	(2,993,848)	(1,371,253)
Other income and expense
Gain on disposal of marketable securities	-	2,333	10,340
Interest income	438,209	183,608	38,845
Investment income	-	825	10,867
Other income	-	90,661	-
Foreign exchange (loss) gain	(953,508)	82,908	1,147
	(515,299)	360,335	61,199
Loss before minority interest	(3,799,933)	(2,633,513)	(1,310,054)
Minority interest	467,895	207,758	-
Loss for the year	(3,332,038)	(2,425,755)	(1,310,054)
Deficit - Beginning of year
As previously reported	(8,563,880)	(4,732,692)	(3,422,638)
Stock-based compensation	-	(1,405,433)	-
As restated	(8,563,880)	(6,138,125)	(3,422,638)
Deficit - End of year	(11,895,918)	(8,563,880)	(4,732,692)
Basic and diluted loss per common share	(0.07)	(0.07)	(0.06)
Weighted average number of
common shares outstanding	47,857,350	34,667,716	22,265,095

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005	2004	2003
	$	$	$
Cash flows from operating activities
Loss for the year	(3,332,038)	(2,425,755)	(1,310,054)
Items not affecting cash
Depreciation and amortization	634,130	256,865	5,178
Writedown of mineral properties	-	-	760,490
Stock-based compensation	764,321	1,257,040	21,445
Unrealized foreign exchange (gain) loss	953,508	(82,908)	(1,147)
Loss on the disposal of fixed assets	17,748	12,806	9,082
Gain of marketable securities	-	(2,333)	(4,340)
Minority interest	(467,895)	971,098	-
Other operating	27,334	(1,149,729)	(7,935)
	(1,402,892)	(1,162,916)	(527,281)
Changes in non-cash working capital
Accounts receivable	(280,028)	150,861	(37,140)
Inventory	(1,911,774)	(293,339)	-
Prepaid expenses	(230,730)	383,542	-
Accounts payable and accrued liabilities	1,274,831	162,993	(16,590)
Customer deposits	(331,450)	482,639	-
	(2,882,043)	(276,220)	(581,011)
Cash flows from investing activities
Capital expenditures	(3,185,677)	(4,507,363)	(75,623)
Acquisition of other assets	(491,215)	(572,255)	-
Purchase of marketable securities/short-term
investments - net of proceeds	(1,213,959)	(5,409,667)	840

	(4,890,851)	(10,489,285)	(74,783)
Cash flows from financing activities
Issuance of shares for cash - net of issue costs	28,850,554	15,784,724	5,635,456
Bank indebtedness repayment	(744,000)	(130,860)	-
	28,106,554	15,653,864	5,635,456
Effect of exchange rate changes	(685,027)	(368,939)	-
Increase in cash and cash equivalents	19,648,633	4,519,420	4,979,662
Cash and cash equivalents (bank overdraft) -
Beginning of year	9,484,991	4,965,571	(14,091)
Cash and cash equivalents - End of year	29,133,624	9,484,991	4,965,571
Supplemental cash flow disclosure
Interest received	371,050	157,778	38,845
Interest paid	(171,577)	(161,724)	(997)

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

1	Nature of operations

Spur Ventures Inc. (the company) is developing a fully integrated fertilizer business in the People’s Republic of China (China). The recoverability of the amounts shown as mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of the properties, and future profitable production or proceeds from the sale of fertilizer products.

Management acknowledges that for the Yichang Phosphate Project to be successful it will require significant equity and/or debt financing. Management has successfully raised financing in the past for the early stages of this project; however, there is no assurance that the company will be successful in raising this financing in the future. Management considers that the company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months.

In addition, the company has entered into agreements securing the title of the mineral properties, by forming a 78.72% controlled Joint Venture Company, Yichang Maple Leaf Chemicals Ltd. (YMC), with Hubei Yichang Phosphorous Chemical Co. Ltd. (YPCC) in December 2003 to undertake the development of the phosphate mines and to build compound phosphate fertilizer production facilities. YMC has not yet commenced active operations. The titles to the two primary mining properties are legally in the possession of our Joint Venture partner, YPCC, and are in the process of being formally transferred to YMC. Although these arrangements are in accordance with industry standards for the stage of development of such properties, these procedures do not guarantee the company’s title. Property title may also be subject to unregistered prior agreements and regulatory requirements.

To accelerate the production of compound fertilizers, the company acquired Xinyuan Chemicals Ltd. in 2004 and formed a 72.18% controlled Joint Venture Company called Yichang Spur Chemicals Ltd. (YSC), which owns a 100,000 tonnes per annum (tpa) NPK (Nitrogen, Phosphate, Potassium), The other two minority partners are YPCC which owns 16.69% and Yichang Yuanfeng Chemical (Yuanfeng) which owns 11.13%.

2	Significant Accounting Policies

Principles of consolidation and preparation of financial statements

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and differ in certain material respects from the requirements of United States GAAP, as disclosed in note 17).

These consolidated financial statements include the accounts of the company, its two sino-foreign Joint Venture companies, YSC and YMC, which are controlled by the company, and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation (International Phosphate). International Phosphate was incorporated to carry out mineral exploration and development programs in China. All significant intercompany transactions and accounts have been eliminated. Certain comparative figures have been reclassified to conform to the current period’s presentation.

(1)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Items subject to significant management estimates include the amounts recorded for stock-based compensation and the assessment of recoverable values. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within ninety days of the original date of acquisition and are stated at cost, which approximates fair value. To limit its exposure, the company deposits its funds with large financial institutions in either US dollars or Canadian dollars.

Marketable securities & Short Term Investments

Marketable securities are carried at the lower of cost and market value. Short term investments with an original maturity of greater than 90 days and less than 1 year are stated at cost, which approximates fair value.

Inventory

Inventory, consisting primarily of fertilizers and raw materials, is valued at the lower of cost and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is calculated using the weighted average method comprising all costs of purchases, costs of conversion and other costs incurred, including overhead allocation, in bringing the inventories to their present location and condition.

Property, plant and equipment

Property, plant and equipment assets are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method at the following rates calculated to depreciate the cost of the assets less their residual values over their estimated useful lives:

Building	5.00%
Machinery and equipment	8.33% - 10.00%
Motor vehicle	20.00%
Office equipment and furniture	20.00%
Computer equipment	33.33%
Leasehold improvement	50%

Land use right

The land use right is for 50 years. It is amortized on a straight-line basis over the initial term of the YSC business license of 30 years.

(2)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Impairment of long-lived assets

Management of the company regularly reviews the net carrying value of each long-lived asset. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, selling prices for fertilizer products, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of long-lived assets would be recorded to the extent the net book value of the related assets exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, selling prices for fertilizer products, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of long-lived assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties with mineralization are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or if impairment is evident.

The acquisition of title to mineral properties is a detailed and time-consuming process. The titles of the mining properties have been issued to our Joint Venture Company partner, YPCC, for the exclusive use of YPCC’s equity contribution to the YMC Joint Venture. In Canada, our sino-foreign joint venture agreement with YPCC would be sufficient protection to proceed with mining but in China, for greater certainty, we are ensuring the formal transfer of the titles from YPCC to the YMC joint venture. This is a time-consuming process required only for foreign investors in China.

Asset retirement obligations

The accounting for asset retirement obligation encompasses the accounting for legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction or development and/or the normal operation of a long-lived asset. The retirement of a long-lived asset is its other than temporary removal from service, including its sale, abandonment, recycling or disposal in some other manner.

According to current Chinese environmental regulations and contracts of the company, there is no obligation for the company to dismantle and remove plant and equipment or to remediate sites upon the cessation of operations. The company pays an annual environmental fee to the local government as the cost of operating a chemical site. This fee is calculated as a percentage of the annual revenues and is expensed as incurred. Future changes to Chinese environmental regulation may have a material impact on the assessment of asset retirement obligations.

(3)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Loss per common share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used whereby the assumed proceeds upon the exercise of stock options and warrants are used to purchase common shares at the average market price during the year.

Income taxes

The company follows the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Revenue recognition

The company recognizes revenues to external customers when the product is shipped and title passes along with the risks and rewards of ownership, provided collection is reasonably assured. Transportation costs are recovered from the customer through product pricing.

Foreign currency translations

The consolidated financial statements are presented in Canadian dollars (CAD) and the functional currency of YSC and YMC is Chinese Yuan Renminbi (RMB). YSC is considered a self-sustaining operation and is translated into Canadian dollars using current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the statements of operations and deficit and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is charged to cumulative translation adjustment in shareholders' equity.

YMC is considered an integrated operation and is translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short periods to maturity. Bank loans are carried at current value, as discussed in notes 11 and 12.

(4)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Stock-based compensation

Effective January 1, 2004, the company adopted the new requirements of the Canadian Institute of Chartered Accountants (CICA) Standard 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants.

Accordingly, the opening deficit for 2004 was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,405,433, and an increase of $94,600 to share capital and $1,310,833 to stock options.

Variable Interest Entities

Effective January 1, 2005, the company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s returns or both. The company has determined that it has no variable interest entities.

3	Cash and cash equivalents

Cash and cash equivalents of $29,133,624 include US Treasury Bills and Guaranteed Investment Certificates (GIC’s) with major Canadian financial institutions. Included in cash balances is a balance of approximately $11,105,852 held in accounts in the Chinese subsidiaries, the repatriation to Canada of which is subject to certain restrictions.

4	Short-term investments

Short-term investments of $6,724,459 consist of GIC’s and US Treasury Bills, with more than 90 days maturity periods.

(5)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

5	Inventory

	2005	2004
	$	$

Raw materials	1,046,689	421,922
Finished goods	1,865,614	613,753
Other consumables	124,495	89,349

	3,036,798	1,125,024

In the last quarter of 2005, the company recorded $300,114 in Cost of Sales for an inventory write-down due to the decrease in NPK fertilizer price.

6	Property, plant and equipment

			2005			2004

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
	$	$	$	$	$	$

Building	3,933,238	220,312	3,712,926	1,657,698	60,073	1,597,625
Construction in
progress	583,654	-	583,654	4,435,561	-	4,435,561
Machinery and
equipment	6,136,133	639,524	5,496,609	2,487,541	171,182	2,316,359
Motor vehicle	120,298	27,579	92,719	43,709	6,151	37,558
Office equipment
and furniture	105,923	30,802	75,121	56,849	11,668	45,181
Leasehold
improvement	37,725	1,886	35,839	19,898	13,266	6,632

	10,916,971	920,103	9,996,868	8,701,256	262,340	8,438,916

7	Land use rights

			2005			2004

		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
	$	$	$	$	$	$

Land use rights	843,087	36,769	806,318	492,365	9,726	482,639

(6)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Land use rights refer to the ability of the company to operate a fertilizer and phosphoric acid facility on the YSC property for a period of 50 years. These land use rights are provided by the municipal government and are being amortized over the initial 30-year term of YSC’s business license as this is currently believed to approximate the estimated useful life.

8	Mineral properties

$

Exploration and development costs
Balance - December 31, 2003	2,046,045

Care and maintenance for YMC	310,114
Consulting	53,309
Travel	7,870

Balance - December 31, 2004	2,417,338

Care and maintenance for YMC	352,078
Consulting	64,041
Travel	148,518

Balance - December 31, 2005	2,981,975

In 1996, the company entered into an agreement with YPCC for the exclusive right to develop the Yichang phosphate deposit, which is located in Hubei province in China. The company can earn a 90% interest in the property by taking the property to production. The Chinese government will earn a 10% interest by contributing land and the mineral rights.

In 1999, the company completed the preliminary feasibility study report conducted jointly by the Northern China Chemical Mine Planning and Design Institute and China Wuhan Chemical Engineering Corp. Final project approval was also received from the Chinese government. In November 2000, a feasibility study and an environmental impact assessment study were completed. During 2001, the China Environment Protection Bureau approved the environmental study of the Yichang project. In April 2002, a feasibility study was updated by Jacobs Engineering Corporation.

In early 2002, the company commenced its application for a mining permit through YPCC. In 2003, the company and YPCC formed a Joint Venture Company, YMC, to undertake the development of the project. Since inception, all activities at YMC have been centered on the mining license transfer, with costs incurred in engineering studies, coordination of government relations and public relations activities. All YMC costs have been classified as mining exploration costs and capitalized to mineral properties.

During 2003, $760,490 of deferred mineral property expenditures was written off. The amount related to the Jacobs Engineering Corporation study on the development of a plant, as the construction of the facility will no longer be required due to the purchase of the existing fertilizer facility which was completed in 2004.

(7)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

9	Other assets

Included in Other Assets, is an amount of $396,364 related to due diligence and legal opinions costs in connection with the proposed Tianren acquisition. In June 2005, the company signed a binding agreement to acquire the fertilizer related businesses of Hebei Tianren Chemical Corporation, a Chinese holding company and to merge the management teams and assets of both companies. Commercial and legal due diligence was completed late in the fourth quarter. The company continues at the negotiation stage with Hebei Tianren and is working with the Chinese authorities on the approval processes. If the acquisition is closed, these costs will be allocated to the identifiable assets acquired and liabilities assumed. If the negotiation indicates the transaction will most likely not be closed, the company will expense all the expenditures related to the proposed acquisition at that time.

10	Acquisition of YSC

On April 20, 2004, the company formed YSC, a 72.18% controlled Joint Venture Company. The remaining 27.82% of YSC is held by YPCC and Yidu Yuanfeng Chemical Industrial Company Limited (Yuanfeng). YSC owns the 100,000 tpa fertilizer facility near the City of Yidu, Hubei Province. The company made a contribution of $3,351,934 (US$2.5 million) to YSC to acquire its interest. These funds were applied to finance the construction of a 60,000 tpa phosphoric acid plant, which was completed and commissioned in the first quarter of 2005.

The acquisition of the fertilizer facility and operations has been accounted for as an acquisition of a business using the purchase method and results of operations have been consolidated since the date of acquisition. The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed:

$

Cash and short-term deposits	2,779,623
Inventory	831,685
Other current assets	1,940,739
Fixed assets	4,935,548
Land use right	538,933
Long-term loan	(3,166,000)
Current liabilities	(3,218,569)

4,641,959
Less: Minority interest	(1,290,025)

Cash paid by the company	3,351,934

(8)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

11	Amounts outstanding with minority shareholders

As of December 31, 2005, the company has the following amounts outstanding with minority shareholders of YSC:

		2005		2004
	RMB	$	RMB	$

Bank loan for the benefit of
YPCC (note 12)	6,900,000	997,052	6,900,000	1,003,260
Loan from YPCC	(4,475,375)	(646,693)	(4,475,375)	(650,720)

Net exposure of YSC on loans	2,424,625	350,359	2,424,625	352,540
Other amounts due from YPCC
and its subsidiaries	127,662	18,447	127,663	18,563

Total due from YPCC	2,552,287	368,806	2,552,288	371,103

Following the formation of YSC and the acquisition of the fertilizer operations, the company discovered that YSC was liable for a loan facility of RMB7,400,000 ($1,069,302) from the Agricultural Bank of China (ABC), the funds of which were advanced directly to YPCC prior to the date of acquisition. The company understands that the proceeds of this loan were used in YPCC's business and YSC has received no benefits from this loan. YPCC has guaranteed repayment of this loan to the company and the bank and the company is advised that YPCC has been paying the related interest to the bank. Prior to December 31, 2004, YPCC repaid RMB500,000 of the loan balance, accordingly at December 31, 2005, RMB6,900,000 ($997,052) was outstanding on this facility. The company has recorded an amount receivable from YPCC of RMB6,900,000 ($997,052) at December 31, 2005, being the amount due from YPCC required for the repayment of the remaining outstanding loan balance.

YSC has also received a working capital loan from YPCC of RMB4,475,375 ($646,693) and YPCC has requested repayment of this loan. YSC has received a written authorization for YPCC to apply this amount to offset the amount receivable from YPCC should YPCC fail to repay the bank loan and YSC is required to make payment of the loan directly to the bank. Accordingly, the company has accounted for the amount receivable from YPCC and the amount payable to YPCC on a net basis.

The company believes the net exposure of RMB2,424,625 ($350,359) to be fully recoverable from YPCC, however, the ultimate collection of this amount remains uncertain and it is possible that the amount may not be fully recoverable.

The company is still in discussion with YPCC and the ABC regarding the full repayment of the bank loan, which came due in December 2004 (note 12).

The company also owes the third YSC Joint Venture partner Yuanfeng $119,358 due to additional land use right acquisition from Yuanfeng. The amount owed to Yuanfeng was $44,290 in 2004.

(9)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

12	Bank loans

The company has two bank loans totalling RMB14,600,000 ($2,109,705) (December 31, 2004 - $2,849,840) from Industry & Commerce Bank of China (ICBC), in addition to the loan mentioned in note 11.

As at December 31, 2005, information about the bank loans is as follows:

	Principal amount
RMB	CA$	Annual interest rate	Maturity date

11,900,000	1,719,554	5.84%	October 27, 2005
2,700,000	390,151	5.58%	November 3, 2005
6,900,000	997,052	6.588%(note 11) total	December 27, 2004

21,500,000	3,106,757

As mentioned in note 11, the bank loan of RMB6,900,000 ($997,052) was incurred in YSC’s name for the benefit of YPCC. This loan was not paid in full as of the end of 2005, because YSC, YPCC and the ABC were still in discussions on repaying the loan in full. ABC has verbally advised the company that no penalty will be charged on the loan.

The company has held discussions with ICBC bank on the two loans due in late October and early November. The company and the bank are in discussion on a renewal agreement or a schedule to repay the bank loans over a period of next 12 months.

(10)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

13	Shareholders’ equity

a)	Authorized capital stock

Unlimited common shares without par value

Unlimited number of preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

b)	Issued and outstanding capital stock

	Number of
	common
	shares	Amount
		$

Balance - December 31, 2002	17,949,328	6,231,555

Issued for exercise of options	300,000	210,000
Issued for cash under private placement	5,370,000	2,800,000
Issued for exercise of warrants	4,670,000	2,802,000
Commission and finder’s fee for private placement	-	(196,779)

Balance - December 31, 2003	28,289,328	11,846,776

Issued for exercise of warrants	400,000	240,000
Issued for exercise of options	200,000	150,000
Issued for cash under private placement	11,000,000	15,372,725
Fair value of warrants issued to brokers for
private placement services	-	(224,400)
Reallocation from stock options and warrants account
Prior year	-	94,600
Current year	-	70,950

Balance - December 31, 2004	39,889,328	27,550,651

Exercise of options
Cash received	350,000	255,000
Reclassification from stock options/warrant account	-	112,235
Issued for exercise of warrants	708,334	942,501
Issued for cash under private placement	17,142,858	30,000,001
Commission and related issuance costs for private placement	-	(2,346,949)

Balance - December 31, 2005	58,090,520	56,513,439

On July 28, 2005, the company completed a private placement of 17,142,858 units at a price of $1.75 per unit; each unit comprises one common share and one half share purchase warrant. Each whole warrant is exercisable for two years to acquire a common share at $2.00 per share. All shares and warrants had a hold period expiring on November 28, 2005. The brokers received a 6% commission, or $1,800,000, and the company has incurred direct costs of $546,949. The net proceeds will be used to fund the company’s development projects in China and for general corporate purposes.

(11)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

c)	Stock options

Under the 2005 Employee Stock Option Plan, the company may grant options to its directors, officers, and service providers for up to 8,000,000 common shares or such additional amount as may be approved from time to time by the shareholders of the company. Under the plan, the exercise price of each option is not less than the market price of the company’s stock on the date of grant and an option’s maximum term is 5 years. The directors of the company may determine and impose terms upon which each option shall become vested in respect of option shares.

A summary of the company’s options at December 31, 2005, 2004 and 2003 and the changes for the years then ended is presented below:

			Weighted
			average
	Options		exercise
	outstanding	Amount	price
		$	$

Balance - December 31, 2002	1,000,000	21,445	0.90

Granted	3,185,000	1,405,434	0.79
Exercised	(300,000)	(94,600)	0.75

Balance - December 31, 2003	3,885,000	1,332,279	0.77

Granted	1,850,000	1,257,040	1.50
Exercised	(200,000)	(92,395)	0.75

Balance - December 31, 2004	5,535,000	2,496,924	1.02

Granted	700,000	834,426	1.71
Exercised	(350,000)	(92,000)	0.73

Balance - December 31, 2005	5,885,000	3,239,350	1.12

On March 3, 2005, the company granted incentive stock options to a director to purchase 500,000 shares at a price of $1.80 per share exercisable up to March 1, 2010. 50% of the options become vested on March 1, 2006 and the remaining 50% become vested on March 1, 2007.

On September 16, 2005, the Company granted incentive stock options to an officer to purchase 200,000 shares at a price of $1.50 per share exercisable up to September 16, 2010. 100,000 of the options will vest on August 29, 2006 and the remainder 100,000 will vest on August 29, 2007.

(12)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

Risk-free interest rate	3.41% - 3.64%
Expected life of options in years	2 to 5 years
Expected volatility	367% - 57%
Dividend per share	$nil

The following table summarizes information about the options outstanding and exercisable at December 31, 2005:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
Range of	December 31,	contractual	exercise	December 31,	exercise
exercise prices	2005	life	price	2005	price
$		(years)	$		$

0.60	2,000,000	2.35	0.60	2,000,000	0.60
0.90	700,000	0.46	0.90	700,000	0.90
1.20	635,000	2.47	1.20	635,000	1.20
1.50	2,050,000	3.69	1.50	1,668,750	1.50
1.80	500,000	4.16	1.80	-	1.80

0.60 to 1.80	5,885,000	2.76	1.12	5,003,750	1.02

In the year ended December 31, 2003, the company elected not to follow the fair value method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors where the exercise price is equal to the market price at the date of grant. In accordance with the new accounting policy as stated in note 2, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,405,433, and an increase of $94,600 to share capital and $1,310,833 to stock options.

(13)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Pro forma information determined under the fair value method of accounting for stock options is as follows:

2003
$

Loss for the year
As reported	(1,310,054)
Compensation expense	(1,405,433)

Pro forma loss for the year	(2,715,487)

Basic and diluted loss per share
As reported	(0.06)
Compensation expense	(0.14)

d)	Warrants

The following is a summary of warrant transactions at December 31, 2005, 2004 and 2003 and the changes for the years the ended:

			Weighted
			average
	Number of		exercise
	warrants	Amount	price
		$	$

Balance - December 31, 2002	-	-	-

Granted	5,370,000	20,235	0.63
Exercised	(4,670,000)	-	0.60

Balance - December 31, 2003	700,000	20,235	0.81

Granted	5,830,000	224,000	1.50
Exercised	(400,000)	-	0.60

Balance - December 31, 2004	6,130,000	244,235	1.48

Granted	8,571,429	-	2.00
Exercised	(708,334)	(20,235)	1.33

Balance - December 31, 2005	13,993,095	224,000	1.81

Of the outstanding warrants at December 31, 2005, 5,421,666 had an exercise price of $1.50 with an expiry date in June 2006, and 8,571,429 had an exercise price of $2.00, with an expiry date in July 2007.

(14)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

There were 8,571,429 warrants granted on July 28, 2005, as part of the private placement. No warrants were cancelled during the year ended December 31, 2005. 408,334 warrants at $1.50 each and 300,000 warrants at $1.10 each were exercised during the year ended December 31, 2005. The following table summarizes information about warrants outstanding at December 31, 2005:

Number of
warrants	Exercise price	Expiry date
	$

5,421,666	1.50	June 22, 2006
8,571,429	2.00	July 28, 2007

13,993,095

14	Related party transactions

Included in expenses are the following amounts paid to companies controlled by directors:

	2005	2004	2003
	$	$	$

Consulting fees	236,489	335,654	282,754
Management fees	-	-	27,833

	236,489	335,654	310,587

Directors of the company receive consulting fees for their services. A total of $236,489 was paid in 2005 to companies controlled by three directors and two officers (2004 - $335,654; 2003 - $282,754). Account payables to these companies for the consulting services were $11,334 at the end of 2005. Except for the account receivable of RMB2,424,625 ($350,359) from YPCC related to the YSC loan (note 11), there was no other account receivables from the related party.

15	Segmented information

Management considers developing an integrated fertilizer business, which includes the development of the phosphate project in China, to be the company’s principal activity. All revenues are earned from sales to customers located in China.

(15)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

			2005

	Canada	China	Consolidated
	$	$	$

Current assets	24,947,059	15,111,835	40,058,894
Property, plant and equipment - net	49,724	9,947,144	9,996,868
Land used right - net	-	806,318	806,318
Mineral properties	-	2,981,975	2,981,975
Other assets	396,364	94,329	490,693

	25,393,147	28,941,601	54,334,748

			2004

	Canada	China	Consolidated
	$	$	$

Current assets	15,931,184	844,883	16,776,067
Property, plant and equipment - net	18,694	8,420,222	8,438,916
Land used right - net	-	482,639	482,639
Mineral properties	-	2,417,338	2,417,338

	15,949,878	12,165,082	28,114,960

16	Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company’s effective income tax expense is as follows:

	2005	2004
	$	$

Income tax provision at statutory rates	(1,161,548)	(864,053)
Increase in taxes from:
Non-deductible items	421,387	449,094
Foreign losses subject to different tax rates	24,013	14,123
Losses not recognized	716,148	400,836

	-	-

The company’s controlled Joint Venture Company YSC, has a future income tax liability associated with its capital assets and land use right. It has a potential future income tax asset related to its tax losses, inventory and accounts receivable. The potential future income tax asset related to its tax losses more than offset its future income tax liability associated with its capital assets. Given the losses incurred by YSC and its history, management has determined that it would not be appropriate to recognize a net future income tax asset. As a Joint Venture Company with foreign parties, YSC has a tax exemption during its first two profitable years and a 50% tax exemption in the third year. What effect this will have on the future taxes payable is unknown at this time since it its dependant on what the profit will be in those reduced tax years.

(16)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

The company has significant Canadian loss carryforwards with no revenue generating operations (other than interest income) in Canada. Therefore, management has determined that it is appropriate that no future income tax asset is recorded for the Canadian entity.

Temporary differences related to the following assets and tax loss carryforwards that may rise to potential future income assets as at December 31, 2005 and 2004 are described below:

	2005	2004
	$	$

Tax loss carryforwards and other amounts	4,297,869	3,361,197
Fixed assets	(157,551)	(88,280)
Land use right	(134,084)	(116,062)
Mineral properties	172,669	254,107

	4,178,903	3,410,962
Valuation allowance	(4,178,903)	(3,410,962)

Future income tax assets	-	-

At December 31, 2005, the company has the following unused tax losses available for application against taxable income of future years, and they expire as follows:

$

2006	1,566,593
2007	2,132,467
2008	927,382
2009	999,224
2010	1,693,875
2014	1,020,332
2015	907,596

Total	9,247,469

(17)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

17	Differences between Canadian and U.S. generally accepted accounting principles

a)

The company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

	2005	2004	2003
	$	$	$

Mineral properties - under Canadian GAAP	2,981,975	2,417,338	2,046,045
Feasibility study/technical evaluation	(2,981,975)	(2,417,338)	(2,046,045)
Mineral properties - under U.S. GAAP	-	-	-
Marketable securities - under Canadian GAAP	-	-	98,500
Adjustment for fair market value	-	-	3,600
Marketable securities - under U.S. GAAP	-	-	102,100
Total shareholders’ equity
Capital stock - under Canadian GAAP	56,513,439	27,550,651	11,846,776
Compensatory escrow release value	697,500	697,500	697,500
Flow-through share premium	(135,000)	(135,000)	(135,000)
Pro rata allocation of units value to warrants	(5,678,151)	(2,840,612)	-
Capital stock - under U.S. GAAP	51,397,788	25,272,539	12,409,276
Stock options and warrants - under Canadian
GAAP	3,463,750	2,763,003	41,680
Pro rata allocation of units value of warrants	5,678,151	2,840,612	-
Stock-based compensation	(1,405,433)	(1,405,433)	-
Stock options and warrants - under U.S. GAAP	7,736,468	4,198,182	41,680
Deficit - under Canadian GAAP	(11,895,918)	(8,563,880)	(4,732,692)
Interest expenses related to construction	118,874	49,823	(2,046,045)
Feasibility study/technical evaluation	(2,981,975)	(2,417,338)	(697,500)
Compensatory escrow release value	(697,500)	(697,500)	13,5000
Deferred taxes	135,000	135,000	-
Stock-based compensation	1,405,433	1,405,433	-
Deficit - under U.S. GAAP	(13,916,086)	(10,088,462)	(7,341,237)
Cumulative other comprehensive income -
under Canadian GAAP	-	-	-
Fair market value of marketable securities	-	-	3,600
Cumulative translation adjustment	294,890	408,187	-
Cumulative other comprehensive income -
under U.S. GAAP	294,890	408,187	3,600

Total shareholders’ equity - under U.S. GAAP	(13,621,196)	(9,680,275)	(7,337,637)

(18)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

The impact on the consolidated statements of operations and deficit would be as follows:

	2005	2004	2003
	$	$	$

Loss for the year - under Canadian GAAP	(3,332,038)	(2,425,755)	(1,310,054)
Feasibility study/technical evaluation	(564,637)	(371,293)	(53,951)
Mineral property written off in year	-	-	760,490
Interest expenses related to construction	69,052	49,823	-

Loss for the year - under U.S. GAAP	(3,827,623)	(2,747,225)	(603,515)
Other comprehensive income
Marketable securities	-	(3,600)	3,600
Cumulative translation adjustment	(113,297)	408,187	-

Comprehensive loss	(3,940,920)	(2,342,638)	(599,915)
Basic and diluted loss per common share -
under U.S. GAAP	(0.08)	(0.08)	(0.03)

b)	Income taxes

Under U.S. GAAP, the sale of flow-through shares resulted in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of common shares without the flow-through feature. The fair value of the shares was recorded as equity. When the tax deductibility of the qualifying expenditures is renounced, a temporary difference arises. A deferred tax liability was established in the amount of the tax benefit foregone, and tax expense was recorded for the difference between the deferred tax liability and the premium received upon issuance of the flow-through shares. This deferred tax liability reversed due to loss carry-forwards available.

c)	Accounting for stock-based compensation

Effective January 1, 2004 for Canadian GAAP, the company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation. Adoption of CICA 3870 was applied retroactively, without restatement, as permitted by the standard. For U.S. GAAP purposes, the company adopted FAS 148, “Accounting for Stock-based Compensation Transition and Disclosure”. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. For U.S. GAAP, effective January 1, 2004, the company applied the modified prospective method of adoption included in FAS 148 which recognizes stock-based employee compensation for 2004 as if the fair value based accounting method in this statement had been used to account for all employee awards granted, modified or settled in fiscal years beginning after December 14, 1994. Since all stock options granted from that date to January 1, 2004 vested immediately, application of the modified prospective method for U.S. GAAP purposes in 2004 did not have any additional impact on the stock-based compensation charge for 2004 or on total shareholders’ equity under U.S. GAAP.

(19)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

d)	Mineral property expenditures

Mineral property expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses exploration or property maintenance expenditures relating to mineral properties as they are incurred. When proven and probable reserves are indicated by a bankable feasibility study for a property, subsequent development costs of the property are capitalized. The capitalized costs of such properties would then be measured periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value using a discounted cash flow basis.

e)	Capitalization of interest

Under U.S. GAAP, capitalization of interest is calculated for certain qualifying assets that require a period of time to get them ready for their intended use. Under Canadian GAAP, capitalization of interest is permitted, but not required. The company’s interest expense related to construction in progress was $69,052 and $49,823 respectively in 2005 and 2004, which has been expensed for Canadian GAAP purposes.

f)	Comprehensive income

Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 “Reporting Comprehensive Income”. Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders’ equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income is not yet effective under Canadian GAAP.

g)	Issue of escrow shares

U.S. GAAP requires that compensation expense be recorded for the excess of the quoted market price over the price granted to employees and directors under escrow share agreements that are based on more than mere passage of time and require performance. The compensation expense was recorded under US GAAP when the shares became eligible for release. Under Canadian GAAP, no compensation expense was recorded for these escrow share agreements.

(20)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

h)	Supplemental cash flow information

Under U.S. GAAP, the consolidated statements of cash flows for 2005, 2004 and 2003 would not show exploration expenditures under investing activities. These balances of $564,637, $371,293 and $53,951, respectively, would instead be included in cash flow from operating activities. This would result in cash flow from operating activities for 2005, 2004 and 2003 of ($3,446,678), ($647,513) and ($634,962), respectively.

i)	Marketable securities

For U.S. GAAP purposes, unrealized gains and losses for available-for-sale securities are included in comprehensive income, a separate component of shareholders’ equity, except where the decline in value is other than temporary in which case Canadian and U.S. GAAP are the same.

j)	Issue of units

Under U.S. GAAP, the proceeds on the sale of units comprising shares and warrants are allocated to each instrument on a pro rata basis using the total fair value to determine the pro rata allocation.

k)	Cash flow from operating activities

Under U.S. GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

l)	Recent accounting pronouncements

Accounting standards that the company expects to adopt subsequent to December 31, 2005 on a prospective basis when applicable include the following:

•	Financial instruments-recognition and measurement, hedges, and comprehensive income

In January 2005, the CICA issued three new standards: “Financial instruments-recognition and measurement, hedges, and comprehensive income.” The main consequences of implementing standards are described below. The new standards will be effective for interim and annual financial statement commencing in 2007. Earlier adoption is permitted. Most significantly for the company, the new standards will require presentation of a separate statement of comprehensive income. Investment in marketable securities will be recorded in the consolidated balance sheet at fair value. Changes in the fair value of marketable securities will be recorded in income and changes in the fair value of investments reported in comprehensive income. The company is undertaking analysis of the impact of the new standards.

(21)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

•
Deferred stripping costs

In June 2005, the Emerging Issues Task Force issued EITF 04-06 – Accounting for Post-Production Stripping Costs in the Mining Industry. The EITF requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The company has not yet reached the production phase of the YMC properties and as such, has no inventory in which to include any stripping costs. Once the company goes into production, it will account for stripping costs as per EITF 04-06 for U.S. GAAP purposes. However, this may result in GAAP differences based on the proposed Canadian EIC D56 - Accounting for Deferred Stripping costs in the mining industry.

•
Accounting for changes and error corrections

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company’s 2006 financial statements.

18	Financial instruments and concentration of risk

Fair values

The company’s financial instruments include cash and cash equivalents, short term investments, accounts receivable, customer deposits, accounts payable and accrued liabilities, other payable, bank loans, and amount due from YPCC. The fair values of these financial instruments approximate their carrying values.

Credit risk

The company maintains a substantial portion of its cash and cash equivalents with major financial institutions in Canada and China. Financial instruments that potentially subject the company to concentration of credit risk are primarily receivables. Management believes that any risk of loss is reduced due to the financial strength of the company’s major customers.

Foreign currency risk

A substantial portion of the company’s business is carried out in Chinese Renminbi, and the company maintains Renminbi denominated bank accounts. The company also has short-term investments in US dollars. Fluctuations in exchange rates between the Canadian dollar and PRC Renminbi and US dollar could have a material effect on the business, results of operations and financial condition of the company.

(22)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

19	Commitments

During the upcoming years, the company has the following contractual commitments:

	2006	2007
	$	$

Vancouver rental commitment	87,600	87,600
Engineering study - Nanjing Chemical Engineering Design
Institute	462,401	-

	550,001	87,600

20	Subsequent events

In March, 2006, the company granted options to a new officer to purchase 200,000 common shares of the company at the exercise price of $1.50 per share. 50% of the options become vested on March 14th, 2007 and the remaining 50% become vested on March 14th, 2008.

(23)